Exhibit 99.1

Santiago, June 2, 2015
GG/088/2015

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
PRESENT

RE: MATERIAL EVENT NOTICE

For your information:

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Compilation of Norms of the Superintendency of Banks and Financial Institutions, and as duly authorized by the extraordinary meeting of the Board of Directors of CorpBanca held on June 2, 2015, we notify you of the following MATERIAL EVENT:

1.
Amendment to the Transaction Agreement. Pursuant to a document dated as of the date hereof, CorpBanca, Banco Itaú Chile and the other parties that entered the Transaction Agreement dated as of January 29, 2014, have agreed to amend the Transaction Agreement in the manner set forth below:

a.      Special Dividend in CorpBanca. CorpBanca will distribute a special dividend of approximately US$400 million. Of this amount, (i) the distribution of Ch$239,860 million will be voted on at an extraordinary shareholders meeting called for June 26, 2015, to be payable against retained earnings from prior fiscal years; and (ii) the remainder in the amount of UF124,105 will be distributed to the shareholders of CorpBanca at the same time in which the dividends for the fiscal year ended in 2015 will be paid (as indicated below).

b.      Decrease in Dividend in Banco Itaú Chile. Banco Itaú Chile will only distribute a dividend in the amount of Ch$26,448 million payable against retained earnings for the fiscal year ended in 2014. Consequently, the previously agreed upon dividend distribution in the amount of Ch$16,399 million will have no effect, and such amount will remain in Banco Itaú Chile.

c.      Dividends for the Fiscal Year ended in 2015. The parties agree that 50% of the net income for the fiscal year ended in 2015 of each of CorpBanca and Banco Itaú Chile will be distributed to the shareholders of each bank separately. Consequently, the merger, if approved, will not be effective before January 1, 2016. At the same ordinary shareholders meeting, shareholders will approve the payment of the amounts indicated in paragraph (a)(ii) above. This form of dividend distribution for the fiscal year ended in 2015 is a one time exception to the terms and conditions with respect to the payment of dividends provided for in the Shareholders Agreement (which is attached to the Transaction Agreement).

d.      Purchase of Banco CorpBanca Colombia. The deadline for the sale of 12.36% of Banco CorpBanca Colombia by CorpGroup to the merged bank is extended from the originally agreed upon date of August 4, 2015 until a date that is not later than January 29, 2017. From August 4, 2015 until the closing date, interest on the purchase price provided for in the Transaction

Agreement will accrue at a rate equal to Libor plus 2.7%. Banco CorpBanca Colombia will not distribute dividends until the closing of such sale.

e.      Closing Date. The deadline to complete the merger is extended through May 2, 2016.

The execution of the amendment to the Transaction Agreement was approved by the Board of Directors of CorpBanca after receiving a favorable report of the Directors Committee, in accordance with the rules set forth in Title XVI of the Chilean Corporations Law. The amendment is subject to the following conditions: (i) that the extraordinary Meeting of Shareholders of CorpBanca to vote on the merger shall be held on or before June 30, 2015; and (ii) that the expert report prepared by Mr. Alejandro Cerda dated as of April 29, 2015 is used during such shareholders meeting.

2.
Statement of the Board of Directors of CorpBanca. Notwithstanding that the exchange ratio for the merger was agreed upon in the Transaction Agreement, in light of the positive change in the net income of CorpBanca in relation to that of Banco Itaú Chile since the execution of the Transaction Agreement, the Board of Directors focused its efforts on improving the terms of the exchange ratio for the shareholders of CorpBanca.

The improvements described in section 1 above are the result of negotiations with Itaú Unibanco Holding S.A. Although such improvements do not leave the shareholders of CorpBanca in the same situation that was considered in January 2014 when the Transaction Agreement was approved and executed, the improvements constitute a significant move forward toward reestablishing the economic balance for the shareholders.

Based on the foregoing and considering certain strategic criteria, regional presence, synergies, complementary businesses and financial strength, the Board of Directors considers that the transaction continues to be beneficial for the shareholders and, therefore, recommends its approval. This statement of the Board of Directors is issued with the aforementioned reservations and will be expanded in more detail in the background information of the proposals that will be submitted for consideration of the shareholders when the notice of the extraordinary shareholders meeting is published.

The Board of Directors acknowledges that the remarkable performance of CorpBanca is the result of the work done by its team.

Sincerely,

Cristián Canales Palacios
Acting Chief Executive Officer